

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 3, 2010

Patrick J. McEnany
Chairman of the Board of Directors,
President and Chief Executive Officer
Catalyst Pharmaceutical Partners, Inc.
355 Alhambra Circle, suite 1370
Coral Gables, Florida 33134

> **Re: Catalyst Pharmaceutical Partners, Inc.**
> **Form 10-K**
> **Filed March 31, 2010**
> **File No. 001-33057**

Dear Mr. McEnany:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-Q for the Quarterly Period Ended June 30, 2010

CPP-109, page 15

1. We note that you entered into a definitive Clinical Trial Agreement with the National Institute on Drug Abuse on April 13, 2010. Please provide proposed disclosure to be included in your 2010 Form 10-K that includes a discussion of the material terms of the agreement, including, but not limited to, the rights and obligations of each party to the agreement and the term and termination provisions. Also, please file the agreement as an exhibit in your 2010 Form 10-K, or alternatively, tell us the basis for your belief that you are not required to file the agreement pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Johnny Gharib at (202) 551-3170 or Sebastian Gomez Abero at (202) 551-3578 if you have any questions.

Sincerely,

Jeffrey Riedler
Assistant Director